[DECHERT LLP LETTERHEAD]

October 19, 2012

VIA EDGAR CORRESPONDENCE

Laura J. Riegel, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Fidelity Aberdeen Street Trust, et al., File No. 812-13731

Dear Ms. Riegel:

Pursuant to your request, this letter responds to comments you provided to me and Scott C. Goebel in your letter dated June 26, 2012 regarding the above-referenced application (the "Application") for an order to amend a prior order under Sections 6(c), 12(d)(1)(J), 17(b) and 17(d) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 thereunder to permit certain joint arrangements.

On behalf of the Applicants, the comments, and responses thereto, are provided below and are numbered according to the order in which you gave the comments. Capitalized terms have the same meaning as defined in the Application, unless otherwise indicated.

* * *

Comment No. 1: In response to staff comments regarding the Bank Loan Rate, applicants indicated in their May 11, 2012 response letter that they do not seek to modify the Bank Loan Rate. Accordingly, please revise condition 2 to read:

    On each business day, the Cash Management Department will compare the IFL Rate calculated as provided in condition 1 with the FICASH Rate that day, and all short-term borrowing rates quoted to any of the Funds by any bank with which any Fund has a loan agreement. At least three such quotations will be obtained each day in which any Fund borrows through the IFL Program prior to such borrowing. The Cash Management Department will make cash available for interfund loans only if the IFL Rate is more favorable to the lending Fund than the FICASH Rate and more favorable to the borrowing Fund than the lowest quoted bank loan rate.

Please make conforming changes to the second paragraph on page 8 and the iteration of condition 2 on page 9. Please also delete the first sentence of footnote 6. In addition, to avoid confusion between the bank loan rates obtained by the Cash Management Department and the benchmark rate, applicants may wish to consider using "Benchmark Rate" instead of "Bank Loan Rate" and revise the Application and conditions accordingly.

    Response: The requested changes have been made. The Applicants have also replaced all references to "Bank Loan Rate" with "Benchmark Rate."

Comment No. 2: Applicants use the terms "Trustees," "Board of Trustees" and "Board" to refer interchangeably to the board of trustees of a Fund or the relevant Trust. To clarify, please revise footnote 6 on page 5 to read: "The board of trustees of each Fund (´Fund Board') establishes...." Please make conforming changes throughout the Application.

    Response: Because the Applicants have removed the first sentence of footnote 6 per Comment No. 1, the Applicants have defined the term "Fund Board" at the first mention of the boards of trustees of the Funds in the first sentence of the last paragraph on page 6 carrying over onto page 7 as follows (new language is underlined, deleted language is struck through):

      All Funds whose investment policies and ~~Board of Trustees~~ respective board of trustees (each a "Fund Board," and collectively, the "Fund Boards") permit may participate as potential borrowers and/or lenders in the IFL Program.

    The Applicants have made conforming changes throughout the Application.

Comment No. 3: On page 4, in the first paragraph, last sentence, please delete "or exempt from registration."

    Response: The requested change has been made.

Comment No. 4: On page 11, in the last paragraph, final sentence, please replace "modifications to the IFL Program" with "Rate Conditions."

    Response: The requested change has been made.

Comment No. 5: On page 17, in the first paragraph, third sentence, please replace "IFL Program loan" with "interfund loan."

    Response: The requested change has been made.

Comment No. 6: On page 20, in the first paragraph, please insert the following as the third sentence: "Under Section 18(g) of the Act, the term ´senior security' generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness."

    Response: The requested change has been made.

Comment No. 7: In the conditions on pages 21-25, please replace each occurrence of "credit facility" with "IFL Program."

    Response: The requested changes have been made.

* * *

The Applicants believe that the responses above address your comments. If you have additional questions regarding the Application, please contact me at (617) 728-7161.

Sincerely,

/s/ Joseph R. Fleming

cc: Dalia Osman Blass, Assistant Director
      Scott C. Goebel, Esq.